

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   March 31, 2016

J. Scott Sitra
Chief Executive Officer
Blue Water Bar & Grill, Inc.
Lake Side Drive #5
Indigo Bay, Cole Bay
St. Maarten, Dutch West Indies

> **Re: Blue Water Bar & Grill, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 7, 2016**
> **File No. 333-209989**

Dear Mr. Sitra:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please enhance your disclosure to discuss in better detail the history of your predecessor Stream Flow Media, Inc., as well as your history with Taurus Financial Partners, LLC and Blue Water Global Group, Inc., both of which are controlled by your sole officer and director J. Scott Sitra. For example, we note the disclosure in Blue Water Global Group's Form 10-Q for the quarter ended June 30, 2015 that:

- On June 21, 2013, Blue Water Global Group had entered into a Strategic Alliance Agreement with Taurus whereby Blue Water Global Group was granted the exclusive right to participate in Taurus's future Registered Spin-Off transactions.

- On December 2, 2013 Blue Water Global Group entered into its first Registered Spin-Off transaction pursuant to the Strategic Alliance Agreement with Stream Flow Media, Inc., your predecessor. As per the terms of this transaction, Stream Flow issued 20,000,000 shares of its common stock to Blue Water Global Group, which represents approximately 20% of Stream Flow's issued and outstanding shares of common stock as of April 6, 2015 in return for the Blue Water Global Group agreeing to pay all of Stream Flow's expenses related to obtaining a listing on the OTCBB.

Discuss the process and result of Stream Flow's attempt to obtain listing on the OTCBB. Disclose the prior business of Stream Flow and how and why it is no longer engaged in that business. Disclose the business of Taurus, and disclose Taurus' role and the role of Blue Water Global Group in the company since 2013 and as of today.

3. We note that you acquired all of the outstanding shares of Blue Water Bar & Grill, N.V. from Blue Water Global Group, Inc. on December 15, 2015. Please disclose the reason behind the Blue Water Bar & Grill, N.V. acquisition. If there was an acquisition agreement or any agreement evidencing the acquisition of the shares, please file such agreement as an exhibit or tell us why you are not required to do so. Please also explain why a Current Report on Form 8-K under Item 1.01 was not filed for this acquisition.

4. We note your disclosure that your CEO serves as a part-time principal executive officer to Blue Water Global Group, Inc. and recent news reports regarding a lawsuit against Blue Water Global with respect to certain convertible debt. Please tell us who the parties are to the lawsuit or provide us with a copy of the complaint. Also, please tell us whether you are subject to any potential liabilities associated with Blue Water Global's debt or the lawsuit and why you chose to structure the acquisition as a stock purchase as opposed to an asset purchase.

Prospectus Cover Page

5. We note that the shares of your common stock are quoted on the OTC Pink. We further note your disclosure that the selling shareholders may sell their shares in public or private transactions at prevailing market prices or at privately negotiated prices. Item 503(b)(3) of Regulation S-K requires a prospectus to include either a price or a description of the method used to calculate the price. At-the-market offerings by selling shareholders generally cannot satisfy that requirement unless there is an existing public trading market for the securities. Please note that being quoted on the OTC Pink does not satisfy the requirement that there is an established public trading market in order to be able to offer these selling shareholder shares at prevailing market prices or privately negotiated prices.

As such, these selling shareholder shares need to be offered at a fixed price until the established public trading market requirement is satisfied. Please revise accordingly and disclose the fixed price for the primary and secondary offerings in the blanks throughout the filing. Please also revise the registration statement fee table accordingly.

Overview of Our Business, page 5

6. Please disclose the cost of completing construction on your initial flagship location in St. Maarten, Dutch West Indies and of getting it operational, and how you intend to fund such costs. Please also disclose in this overview section an estimated timeline with respect to your initial flagship location.

7. We note your disclosure in several places that you will need to generate at least $1.0 million in "new" or "additional" financing in order to meet your planned 2016 capital expenditures. We also note your disclosure on page 34 that you "anticipate that the funds raised through this offering should satisfy most of our planned 2016 capital expenditures." Disclose in this overview section the nature of the planned 2016 capital expenditures. Clarify whether the "additional" needed financing of $1.0 million includes funds raised through this offering, or is in addition to any funds raised in this offering.

The Offering, page 7

8. We note your statement under "Lack of escrow account" that "All proceeds from this offering will be available immediately to us for general corporate use, regardless of whether we are able to place the entire offering." Please revise to clarify that only the proceeds with respect to the 3,500,000 shares of common stock being offered by Blue Water will be available for this purpose, and quantify the maximum proceeds. Provide similar clarifications throughout the prospectus where you mention the funds raised in this offering, such as on page 14.

Risk Factors, page 8

9. Please add a risk factor discussing the effect the shares offered by your selling shareholders will have upon your offer to sell shares of your common stock.

Use of Proceeds, page 18

10. Please disclose the approximate amount intended to be used for each purpose described in this section for which you intend to use the proceeds from this offering and discuss your plans if substantially less than the maximum proceeds are obtained. Also, if any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of such other funds needed for each specified purpose and the sources thereof. Refer to Item 504 of Regulation S-K and Instructions 1 and 3 thereto.

11. Please also disclose whether you intend to use any of the proceeds to pay the costs associated with complying with the public company reporting requirements, obtaining licenses such as a liquor license, hiring and training your initial staff and other expenses related to opening a new restaurant.

Determination of Offering Price, page 18

12. We note that this section should be on page 18 according to the table of contents, but we are unable to locate it. We note the disclosure on page 18 that "dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered." Please revise to describe the various factors considered in determining the offering price. Refer to Item 505 of Regulation S-K.

Plan of Operation, page 27

13. Please revise to include a more detailed plan of operations for the next twelve months and through the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to generate revenue.

Description of our Business and Properties, page 25

Patents and Trademarks, page 34

14. Please disclose whether you have taken any steps to register these marks and, if so, provide the estimated costs of doing so.

Property and Equipment, page 34

15. We note that you have a principal executive office. If this property is not owned or is held subject to any major encumbrance, so state and describe briefly how held. Refer to Item 102 of Regulation S-K. Also, please disclose whether you own or lease the property where the restaurant is currently being constructed in St. Maarten, Dutch West Indies.

Directors, Executive Officers and Control Persons, page 36

16. Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Sitra should serve as a director for the company, in light of the company's business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Security Ownership, page 39

17. Please disclose in the footnotes whether Mr. Sitra also has sole voting power over the stock held by BWG Investments & Developments, Ltd. It appears that the shares held by BWG Investments should also be reflected in the table as held by Mr. Sitra as opposed to just the footnotes. Please revise or advise.

Certain Relationships, Page 43

18. We note your disclosure that BW Global has paid over $600,000 in expenses on behalf of the company since its inception. Please confirm that BW Global is Blue Water Global Group, Inc. and revise this section to reflect that. Also, please explain why BW Global has paid these expenses and whether they intend to continue to pay your expenses indefinitely. Please tell us if BW Global has received any consideration in return and whether there is any agreement in place for the payment of these expenses.

Notes to Financial Statements, page F-7

Note 3 – Stockholders' Equity, page F-9

Preferred Stock, page F-9

19. We note your disclosure that the Company had 0 shares of Series A Preferred Stock issued and outstanding. We further mote in your 8-K/A filed on February 25, 2016, that the issuance on November 2, 2015 of 97,625 shares of your Series A Preferred Stock, $0.001 par value, to Taurus Financial Partners, LLC as payment for $97,625 in outstanding accounts payable was mutually rescinded by Blue Water and Taurus. Please clarify the date of amendment. Please explain the impact to your outstanding accounts payable balance of $116,636 as of December 31, 2015.

Note 5 – Acquisition of Blue Water Bar & Grill, N.V., page F-11

20. Please tell us the method of accounting for the transfer of net assets and provide disclosure under ASC 805-50-50-3 through 4, as appropriate.

Signatures, page II-5

21. Please revise the signature page to reflect that the registrant executing the signature page is Blue Water Bar & Grill, Inc. and not Blue Water Global Group, Inc.

Exhibit 5.1

22. Please revise the legality opinion to opine that the 13,834,500 shares being offered by the selling shareholders are validly issued, fully paid, and non-assessable. Please also define the capitalized term Prospectus in the first paragraph or revise.

Exhibit 10.1

23. We note the statement in the form of stock subscription agreement that the subscriber acknowledges that the subscriber or his or her attorney has had an opportunity to review the offering prospectus and registration statement. This representation is inappropriate and should be deleted from the agreement. Please revise the agreement accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Gilmore at (202) 551-3777 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure